FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the date of November 7, 2002

SIGNET GROUP plc
(Translation of registrant’s name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   ___X___                       Form 40-F    ______

Documents Included as Part of this Report

No.

Document

1.

Press Release dated November 7, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIGNET GROUP plc

By:		/s/ Walker Boyd

	Name:	Walker Boyd
	Title:	Group Finance Director

     Date: November 7, 2002

Embargoed until 12.00 Noon (GMT)

7 November 2002

SIGNET LIKE FOR LIKE SALES UP 4.8% IN THIRD QUARTER

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and for the 39 weeks ended 2 November 2002.

13 WEEKS TO 2 NOVEMBER 2002

Total Group sales in the quarter increased by 3.7% (8.6% at constant exchange rates) to £278.9 million (13 weeks to 27 October 2001: £268.8 million).  Group like for like sales increased by 4.8%.  The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total	Like for Like
US	187.7	67.3	+3.0% (a)	+4.9%
UK	91.2	32.7	+5.4%	+4.8% (b)
GROUP	278.9	100.0	+3.7% (c)	+4.8%

(a)

At constant exchange rates total US sales increased by 10.3%.

(b)

H.Samuel like for like sales were up by 2.9% and Ernest Jones up by 7.9%.

(c)

At constant exchange rates total Group sales increased by 8.6%.

39 WEEKS TO 2 NOVEMBER 2002

Group sales in the 39 weeks to 2 November 2002 increased by 7.0% (9.7% at constant exchange rates) to £961.7 million (39 weeks to 27 October 2001: £898.5 million).  Group like for like sales increased by 6.3%.  The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Total	Like for Like
US	686.8	71.4	+6.4% (d)	+6.2%
UK	274.9	28.6	+8.5%	+6.7% (e)
GROUP	961.7	100.0	+7.0% (f)	+6.3%

(d)

At constant exchange rates total US sales increased by 10.1%.

(e)

H.Samuel like for like sales were up by 3.8% and Ernest Jones up by 11.5%.

(f)

At constant exchange rates total Group sales increased by 9.7%.

COMMENT

Terry Burman, Group Chief Executive, commented “In the US like for like sales increased by 4.9% in the third quarter although like for like sales growth for the month of October was below that of the quarter as a whole.  The business again outperformed its main competition and gained market share.

In the UK while moderation in the pace of growth seen in June and July continued, the 4.8% increase in like for like sales was a solid performance.

Our businesses have performed well in the first nine months of the year and supported by an increase in marketing activity and a number of new product initiatives are well positioned to compete during the important fourth quarter.”

Enquiries:

Terry Burman, Group Chief Executive

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+44 (0) 20 7399 9520

Walker Boyd, Group Finance Director

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Mike Smith, Brunswick

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+44 (0) 20 7404 5959

Tim Grey, Brunswick

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Signet operated 1,660 speciality retail jewellery stores at 2 November 2002; these included 1,049 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names.  At that date Signet operated 611 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”.  Further information on Signet is available at www.signetgroupplc.com

The third quarter results for the period ending 2 November 2002 will be announced at 12.00 noon (GMT) on Wednesday 4 December 2002 when there will be a conference call chaired by Terry Burman at 2.00 p.m. (GMT) (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and a simultaneous webcast available at www.signetgroupplc.com.  The details for the conference call on the third quarter results are:

UK dial-in:

+44 (0) 207 984 7576

Pass code:

677463

US dial-in:

+1 719 457 2679

Pass code:

677463

UK 48hr replay:

+44(0) 207 984 7578

Pass code:

677463#

US 48hr replay:

+1 719 457 0820

Pass code:

677463#

This release includes certain forward-looking information that is based upon management’s beliefs as well as on assumptions made by, and data currently available to, management.  This information, which has been, or in the future may be, included in reliance on the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company’s filings with the U.S. Securities and Exchange Commission, including its 2001/02 Annual Report on Form 20-F filed with the Commission on May 16, 2002.  Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised.  The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.